SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Biolife Solutions Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09062W105
(CUSIP Number)

Michael Rice, Chief Executive Officer 3303 Monte Villa Parkway, Suite 310 Bothell, Washington 98021 (425) 402-1400
(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2001
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 09062W105	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Walter Villiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO (See Item 4)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 22,240,081
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 22,240,081
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON At 5/30/12 and at 4/26/13: 22,240,081 shares, consisting of: (a) 19,240,081 common shares (b) 3,000,000 warrants
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑ Excludes interest incurred on promissory notes after April 4, 2013 and convertible at $.009 per share.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) At 5/30/12: 30.6001% At 4/26/13: 30.4510%
14	TYPE OF REPORTING PERSON CO

(1)
Includes Warrants to purchase 104,333,335 share and convertible promissory notes of $1,269,424.69, including accrued interest through April 4, 2013 and convertible at $.009 per share into 141,047,187 shares.

(2)	Based upon 102,604,905 shares outstanding as of April 4, 2013.

CUSIP No. 09062W105	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

BioLife Solutions, Inc.
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021
Common shares / CUSIP 09062W105

Item 2.	Identity and Background.

(a)	The reporting person is Walter Villiger (“Villiger”)

(b)	The address of the reporting person is Paradiesstrasse 25, CH – 8645 Jona, Switzerland

(c)	Not applicable. Self-employed

(d)           None.

(e)	None.

(f)	Canada

Item 3.	Source or Amount of Funds or Other Consideration.

PF and OO. See Item 5.

Item 4.	Purpose of the Transaction.

       The purpose of the purchases has been for long-term investment and appreciation.

Item 5.	Interest in Securities of the Issuer.

On October 16, 2001, Villiger purchased 5,000 Series F private placement units, consisting of a total of 5,000 Series F preferred shares convertible at any time into 2,000,000 shares of the Issuer’s common stock, and 2,500 Series F warrants.  Each Series F warrant was exercisable for 400 common shares of the issuer at $0.375 per share through October 31, 2006.  As a result of the Series F unit purchase, Villiger held 3,400,000 shares of the Issuer, for a total of 22.0590% of the issuer’s outstanding common shares and 41.6667% of the Issuer’s outstanding Series F preferred shares as of October 16, 2001.

On January 20, 2003, Villiger purchased 18 Series G private placement units, consisting of 18 shares of Series G preferred shares convertible at any time into 5,625,000 shares of the Issuer’s common stock  and 18 Series G warrants.  Each Series G warrant was exercisable for 312,500 common shares of the Issuer at $0.08 per share through October 31, 2013.  As a result of the Series G unit purchase, as of January 20, 2003, Villiger held 14,750,000 shares of the Issuer, for a total of 55.3197% of the Issuer’s outstanding common shares and 32.7273% of the Issuer’s outstanding Series G preferred shares.

On May 23, 2003, Villiger acquired 750,000 common stock purchase warrants of the Issuer in connection with the issuance of a 12-month promissory note evidencing a loan from Villiger to the Issuer.  The warrants were exercisable at $0.08 through May 23, 2008.

On December 31, 2005, Villiger acquired 2,360,474 common shares of the Issuer, purchased using proceeds of a cash dividend paid to the Issuer’s Series G preferred shareholders.  As of December 31, 2005, Villiger held 17,760,474 shares of the Issuer, for a total of 64.7880% of the Issuer’s outstanding common shares, 41.6667% of the Issuer’s outstanding Series F preferred shares and 32.7273% of the Issuer’s outstanding Series G Preferred shares.

On May 1, 2006, Villiger acquired a total of 15,000,000 shares of the Issuer’s common stock by converting his Series F preferred stock and Series G preferred stock into common shares, and exercising the Series F, Series G and May 23, 2003 warrants for shares of the issuer’s common stock, at an adjusted warrant exercise price of $0.04, pursuant to a plan approved by the Issuer’s Board of Directors to raise additional capital from the holders of its outstanding warrants and stock options at a reduced price of $0.04 per share in order to a) prevent further dilution by the issuance of additional securities to outsiders, and (b) to restructure the capitalization of the Company.  Also on May 1, 2006, Villiger acquired 1,062,941 common shares of the Issuer, purchased using proceeds of a cash dividend paid to the Issuer’s Series G preferred shareholders.  As of May 1, 2006, Villiger held 18,823,415 common shares of the Issuer, a total of 27.3703% of the Issuer’s outstanding common shares.

On February 13, 2007, Villiger acquired 416,666 common shares of the Issuer as compensation related to a Secured Multi-Draw Term Loan Facility Agreement in the amount of $2,000,000, with a maturity date of January 11, 2010.  As of February 13, 2007, Villiger held 19,240,081 common shares of the Issuer, a total of 27.9761% of the Issuer’s outstanding common shares.

On November 29, 2010, Villiger received warrants of the Issuer, exercisable for the purchase of 1,000,000 common shares of the Issuer through November 29, 2015, at an exercise price of $0.07 per share, in connection with an amendment to the Secured Multi-Draw Term Loan Facility Agreement.  As of November 29, 2010, Villiger held 20,240,081 shares of the Issuer, consisting of 19, 240,081 common shares and 1,000,000 common share purchase warrants, a total of 28.6363% of the Issuer’s outstanding common shares.

On August 10, 2011, Villiger received warrants of the Issuer, exercisable for the purchase of 1,000,000 common shares of the Issuer through August 30, 2016, at an exercise price of $0.063 per share, in connection with an amendment to the Secured Multi-Draw Term Loan Facility Agreement.  As of August 10, 2011, Villiger held 21,240,081 shares of the Issuer, consisting of 19, 240,081 common shares and 2,000,000 common share purchase warrants, a total of 29.6319% of the Issuer’s outstanding common shares.

On May 30, 2012, Villiger received warrants of the Issuer, exercisable for the purchase of 1,000,000 common shares of the Issuer through May 30, 2017, at an exercise price of $0.08 per share, in connection with an amendment to the Secured Multi-Draw Term Loan Facility Agreement.  As of May 1, 2006, Villiger held 22,240,481 shares of the Issuer, consisting of 19, 240,081 common shares and 3,000,000 common share purchase warrants, a total of 30.6001% of the Issuer’s outstanding common shares.

Villiger has sole voting power and sole dispositive power in respect of the entirety of the number of shares indicated in Item 5, above.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

[May 23, 2003 Promissory Note]
Secured Convertible Multi-Draw Term Loan Facility Agreement dated January 11, 2008, between the Issuer and Walter Villiger
May 30, 2012 Amendment to Secured Multi-Draw Term Loan Facility Agreement
First Amendment to the Secured Convertible Multi-Draw Term Loan Facility Agreement dated October 20, 2008, between the Company, Thomas Girschweiler, and Walter Villiger
Second Amendment to the Secured Convertible Multi-Draw Term Loan Facility Agreement dated December 16, 2009, between the Company, Thomas Girschweiler and Walter Villiger
 [Warrants]

Item 7.	Material to be filed as Exhibits.

Secured Convertible Multi-Draw Term Loan Facility Agreement dated January 11, 2008, between the Issuer and Walter Villiger Incorporated by reference to the Company’s Form 8-K filed January 14, 2008

First Amendment to the Secured Convertible Multi-Draw Term Loan Facility Agreement dated October 20, 2008, between the Issuer, Thomas Girschweiler, and Walter Villiger incorporated by reference to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008

Second Amendment to the Secured Convertible Multi-Draw Term Loan Facility Agreement dated December 16, 2009, between the Issuer, Thomas Girschweiler and Walter Villiger Incorporated by reference to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009

CUSIP No. 09062W105	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8464081 Canada Inc.

Dated: April ____, 2013	By:	/s/ Walter Villiger
Walter Villiger